March 23, 2018

VIA EDGAR

Ms. Shannon Sobotka, Staff Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	CYS Investments, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed February 15, 2018

File No. 1-33740

Dear Ms. Sobotka:

This letter is submitted in response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 12, 2018 with respect to the Form 10-K for the fiscal year ended December 31, 2017 of CYS Investments, Inc. (the “Company”), which was filed with the Commission on February 15, 2018 (the “Form 10-K”).

For convenience of reference, the Staff comment contained in your March 12, 2018 comment letter is reprinted below in italics, and followed by the corresponding response of the Company.

Form 10-K for fiscal year ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

Note 3 – Fair Value Measurements, page F-22

1.	We note you disclose your Agency RMBS securities are generally valued based on prices provided by third party services, and identify certain inputs. Please describe the valuation techniques used, and the inputs applicable to such valuation techniques, to determine the fair value of such securities categorized within Level 2; refer to ASC 820-10-50-2.bbb. Additionally, elaborate on the matrix approach used by such third party pricing services.

RESPONSE:

For clarification purposes, please note that the Fair Value Measurements disclosures on page F-22 of Form 10-K are part of Note 7.

Our primary third party pricing service (the “Pricing Service”) utilizes various valuation techniques, including market and income approaches to estimate the value of our Agency RMBS securities categorized within Level 2 (“Agency RMBS”). When no direct information is available for a specific Agency RMBS, the Pricing Service utilizes a matrix approach referred to as a “multi-dimensional relational application” valuation technique (the “Valuation Technique”) to value our Agency RMBS.

Ms. Shannon Sobotka

Re: CYS Investments, Inc.

       File No. 1-33740

March 23, 2018

The Pricing Service inputs include Trade Reporting and Compliance Engine (“TRACE®”) reported trades and the following standard inputs, listed in approximate order of priority, when available: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. TRACE® data includes, among other things, all Agency RMBS over-the-counter market activity in the secondary market.

The Pricing Service evaluates the adequacy of the Valuation Technique and the inputs described above on a regular basis. The evaluation process also includes monitoring market indicators, and industry and economic events. Information of this nature is a trigger to acquire further corroborating market data. The ongoing evaluation process includes multiple review processes throughout the month that help assess the available market, credit, and deal level information in support of valuations. As a result of the evaluation process, the Pricing Service may prioritize available inputs differently on any given day for any security, as not all inputs identified are available for use in the valuation process on any given day for each security valuation. If the Pricing Service determines that the level of available objective verifiable information is insufficient to continue to support a security’s valuation, then the Pricing Service will discontinue to value that security(ies) on an issue, issuer, and/or deal level until sufficient objective verifiable information can be obtained.

Please note that management’s oversight of the valuation process is described in Note 7 of the Form 10-K, page F-22, as follows: “All valuations we receive from third-party pricing services or broker quotes are non-binding. The pricing committee reviews all prices. To date, the Company has not adjusted any of the prices received from third party pricing services or brokers. Our pricing review includes comparisons of similar market transactions, alternative third party pricing services and broker quotes, or comparisons to a pricing model. To ensure proper classification within the fair value hierarchy in ASC 820, the Company reviews the third party pricing services’ methodologies periodically to understand whether observable or unobservable inputs are being used.”

We have considered the guidance in ASC 820-10-50-2.bbb in determining the nature, extent, and adequacy of disclosures included in the Company’s consolidated financial statements in the Form 10-K. In future filings, we will expand on the fair value disclosures related to our Agency RMBS to reflect the valuation techniques and inputs described herein.

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If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at (617) 639-0412.

Very truly yours,

/s/ Jack DeCicco
Jack DeCicco, CPA
Chief Financial Officer & Treasurer

Ms. Shannon Sobotka

Re: CYS Investments, Inc.

       File No. 1-33740

March 23, 2018

c:	Kevin E. Grant, Chief Executive Officer

Thomas A. Rosenbloom, General Counsel

S. Gregory Cope, Esquire, Vinson & Elkins LLP

Robert Lauck, Deloitte & Touche LLP